PRESS RELEASE

Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
cgi.com/en/investors

CGI reports strong Q1 Fiscal 2019 results
Revenue growth of 5.2% and 13.3% EPS expansion

Q1-F2019 year-over-year highlights

•	Revenue of $2.96 billion, up 5.2%;

•	Adjusted EBIT of $439.2 million, or 14.8% of revenue, up 40 basis points;

•	Net earnings of $311.5 million, or 10.5% of revenue, up 40 basis points;

•	Net earnings excluding specific items* of $314.7 million, or 10.6% of revenue, up 40 basis points;

•	Diluted EPS of $1.11, or $1.12 excluding specific items*, up 13.3% and 13.1% respectively;

•	Cash provided by operating activities of $391.5 million or 13.2% of revenue, compared to $410.1 million;

•	Bookings of $3.03 billion, up $54.7 million for a book-to-bill of 102.3%;

•	Bookings of $13.55 billion over the last twelve months, up $2.25 billion for a book-to-bill of 116.3%;

•	Backlog of $23.34 billion, up $2.23 billion.

*Specific items in Q1-F2019 include $3.2 million in acquisition-related and integration costs net of tax. Specific items in Q1-F2018 are comprised of: a favorable tax adjustment of $34.1 million, $24.3 million in restructuring costs and $12.5 million in acquisition-related and integration costs, both net of tax;

Note: All figures in Canadian dollars. Q1-F2019 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements – click here (PDF)
To access the MD&A – click here (PDF)

Montréal, Quebec, January 30, 2019 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2019 first quarter revenue of $2.96 billion, representing growth of 5.2% compared with Q1-F2018. In constant currency, revenue grew 4.5% as foreign exchange fluctuations positively impacted revenue by $21.4 million.

Adjusted EBIT increased to $439.2 million, representing a margin of 14.8%, up 40 basis points, compared with $406.3 million, or 14.4% in Q1-F2018.

Net earnings increased to $311.5 million in Q1-F2019, compared with $285.3 million in the year ago period. Earnings per diluted share were $1.11 cents, an increase of 13.3% compared with 98 cents last year.

Net earnings excluding specific items were $314.7 million or 10.6% of revenue, compared with $288.0 million last year. On the same basis, earnings per diluted share were $1.12, an improvement of 13.1% from 99 cents in Q1-F2018.

“We are off to a good start in fiscal 2019, as our profitable growth strategy delivered strong first quarter results,” said George D. Schindler, President and Chief Executive Officer. “I am encouraged by the broad-based growth we are experiencing across all regions, accelerated by our recent metro market mergers.”

Bookings for the first three months of fiscal 2019 were $3.03 billion or 102.3% of revenue. On a trailing twelve-month basis, total awards were $13.55 billion, or 116.3% of revenue. At the end of Q1-F2019, the company’s backlog was $23.34 billion, up $2.23 billion from the year ago period.

Cash generated from operating activities was $391.5 million or 13.2% of revenue, compared with $410.1 million in the year ago period. Over the last twelve months, the company has generated $1.47 billion or $5.15 in cash per diluted share.

At the end of December 2018, the company had more than $1.93 billion in available cash and unused credit facilities, while net debt was $1.74 billion, representing a net debt to capitalization ratio of 19.1%.

In millions of Canadian dollars except earnings per share and where noted
	Q1-F2019	Q1-F2018
Revenue	2,963.9	2,816.9
Growth	5.2%	5.3%
Growth at constant currency	4.5%	4.9%
Adjusted EBIT	439.2	406.3
Margin	14.8%	14.4%
Net earnings	311.5	285.3
Margin	10.5%	10.1%
Net earnings excluding specific items*	314.7	288.0
Margin	10.6%	10.2%
Earnings per share (diluted)	1.11	0.98
Earnings per share (diluted) excluding specific items*	1.12	0.99
Weighted average number of outstanding shares (diluted)	281.6	291.6
Net finance costs	14.6	17.1
Net debt	1,738.1	1,635.0
Net debt to capitalization ratio	19.1%	19.3%
Cash provided by operating activities	391.5	410.1
Days sales outstanding (DSO)	54	47
Return on invested capital (ROIC)	14.5%	13.7%
Return on equity (ROE)	17.3%	16.2%
Bookings	3,030.8	2,976.1
Backlog	23,337.9	21,110.1
* Specific items in Q1-F2019 are comprised of: $3.2 million in acquisition-related and integration costs net of tax. Specific items in Q1-F2018 are comprised of: a favorable tax adjustment of $34.1 million, $24.3 million in restructuring costs and $12.5 million in acquisition-related and integration costs, both net of tax;

Normal Course Issuer Bid
The company’s Board of Directors authorized earlier this morning the renewal of its Normal Course Issuer Bid, which, subject to approval by the Toronto Stock Exchange, allows for the purchase for cancellation of up to

20,100,499 Class A subordinate voting shares over the next 12 months, representing approximately 10% of the company’s public float as of the close of business on January 23, 2019. Purchases of Class A subordinate voting shares may commence on February 6, 2019. For further information, please refer to the company’s press release regarding the renewal of its Normal Course Issuer Bid.

Q1-F2019 results conference call
Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing 1-800-377-0758 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

Annual General and Special Meeting of Shareholders
This morning at 11:00 a.m. Eastern time, the company will hold its Annual General and Special Meeting of Shareholders at The Ritz-Carlton Hotel in Montréal. The meeting, as well as the question and answer session that follows will be broadcast live via cgi.com/investors.

About CGI
Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With approximately 74,000 professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from IT and business consulting to systems integration, outsourcing services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. With annual revenue of C$11.5 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE and net earnings and diluted EPS excluding specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on pages 3 and 4 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-looking information and statements
This press release contains "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI's intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", "predict", "project", "aim", "seek", "strive", "potential", "continue", "target", "may", "might", "could", "should", and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this press release, in CGI's annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled "Risk Environment" of CGI's annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI's annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:
Investors
Lorne Gorber
Executive Vice-President, Investor and Public Relations
lorne.gorber@cgi.com
+1 514-841-3355

Media
Sébastien Barangé
Vice-President, Communications & Public Affairs
sebastien.barange@cgi.com
+1 514 841-3354